Exhibit 1

MEDIA

RELEASE

13 JUNE 2012

RETIREMENT OF CAROLYN HEWSON AO

Westpac Chairman Lindsay Maxsted today announced that, consistent with Westpac’s Director Tenure Policy, Carolyn Hewson would be retiring from the Board on 30 June 2012.

Ms Hewson has been a member of the Westpac Board since February 2003.  During her time as a Director, Ms Hewson served on numerous Committees, chairing the Risk Management, Audit and the Nominations Committees at various periods.

Mr Maxsted said: “On behalf of the company and her Board colleagues, I would like to thank Carolyn for her significant contribution.  Her industry experience and focus on risk management and governance have been invaluable, particularly through her Chairmanship of the Board Risk Management Committee during the global financial crisis and its aftermath.  Carolyn has been an exemplar of Westpac’s values, providing wise and thoughtful counsel, and always exhibiting the highest level of integrity and dedication.

“I am very pleased that Carolyn will not be leaving us entirely.  She will continue to chair the Westpac Foundation, Westpac’s charitable trust that focuses on supporting community, social enterprise and innovation initiatives.

“We wish Carolyn every future success in what continues to be a stellar career,” Mr Maxsted said.

Ms Hewson said: “It has been a privilege to serve on the Westpac Board and I am grateful for the opportunity to contribute to the success of Australia’s first bank. I leave the Westpac Group very confident that the organisation is well placed to meet any future challenge.”

ENDS

For Further Information
Paul Marriage

Westpac Media Relations

TEL 02 8219 8512

MOB 0401 751 860